UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 8, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ninetowns Internet Technology Group Company Limited

File No. 000-51025 - CF#31187

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Ninetowns Internet Technology Group Company Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 15, 2014.

Based on representations by Ninetowns Internet Technology Group Company Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.66	through January 1, 2015
Exhibit 4.67	through January 1, 2015
Exhibit 4.68	through January 1, 2015
Exhibit 4.69	through January 1, 2015
Exhibit 4.70	through January 1, 2015
Exhibit 4.71	through January 1, 2015
Exhibit 4.72	through January 1, 2015
Exhibit 4.73	through January 1, 2015
Exhibit 4.74	through January 1, 2015
Exhibit 4.75	through January 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary